UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 September 2017
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

22nd September 2017

CRH plc

2017 Interim Dividend Scrip Alternative

CRH plc announces that the price of a New Share in respect of the 2017 Interim Dividend Scrip Alternative will be €29.24*. The entitlement will be one New Share for every 190.364583 shares held where dividend withholding tax applies and for every 152.291667 shares held where dividend withholding tax does not apply.

A letter to Shareholders in relation to the Scrip Dividend Offer and a Scrip Entitlement Form (the "Documents") have been posted to shareholders and will shortly be available to view on the Company's website, www.crh.com. Copies of the Documents have also been submitted to the Irish Stock Exchange and to the U.K. National Storage Mechanism, where they will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no. + 353 1 677 8808

and at:

http://www.morningstar.co.uk/uk/NSM

* Scrip prices are set by reference to the average mid-market quotation for the three consecutive business days commencing on the ex-dividend date, in accordance with the methodology set out in Article 137(b) of the Company's Articles of Association.  In the case of the 2017 Interim Dividend, the ex-dividend date was 7th September 2017

Enquiries:

Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 22 September 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary